Exhibit (a)(5)(L)

Acquisition/Transaction update: German Cartel Office Approval

Last updated: 14.10.2025

EN

Dear RNA People,

We are pleased to share an important milestone in our ongoing transaction process with BioNTech.

On 14 October 2025, the German Federal Cartel Office (Bundeskartellamt) approved the planned transaction, paving the way for BioNTech to proceed with its plans to acquire all shares in CureVac through a share exchange.

This clearance represents a significant step toward the expected closing of the transaction later this year. The Bundeskartellamt confirmed that the merger raises no competition concerns, noting that there are no material overlaps in BioNTech’s and CureVac’s research pipelines, and that innovation-based competition in mRNA research remains strong.

With this regulatory approval, we are one step closer to bringing together two highly complementary companies based in Germany and build on BioNTech’s proven track record and established position in the global mRNA industry.

Our transaction team continues to work closely with their BioNTech counterparts to prepare for “Day One” and the work we will need to conduct afterwards in order to define the future set-up.

As a reminder, until closing, CureVac and BioNTech remain independent companies. If you have any questions or are uncertain about what can be shared, please reach out to your manager or contact communications@curevac.com for guidance.

We will continue to keep you informed as the process progresses. Thank you for your continued dedication and professionalism during this important time in CureVac’s journey.

CureVac Communications